December 29, 2005

David A. Fine
(617) 951-7473
Barbara C. Jacobs, Esq., Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Enterasys Networks, Inc. — Preliminary Proxy Statement on Schedule 14A filed December 14, 2005, File No. 1-10228
Dear Ms. Jacobs:
Enterasys Networks, Inc. appreciates the opportunity to respond to the Commission’s review letter dated December 23, 2005 with respect to the above referenced preliminary proxy statement. Enterasys’ response to the Commission’s comment is set forth below. In order to facilitate your review, we have included your comment followed by Enterasys’ response.
Enterasys acknowledges that (i) the staff’s comments and any changes to the Enterasys preliminary proxy statement in response to the staff’s comments does not foreclose the Commission from taking any actions with respect to the filing, (ii) Enterasys is responsible for the adequacy and accuracy of the disclosure in its filings, and (iii) Enterasys may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Preliminary Proxy Statement on Schedule 14A
Please provide us with your analysis as to why that transaction does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) under the Exchange Act. We note that Mr. Mark Aslett will be the chief executive officer and a director of and that senior management will retain their positions with the surviving corporation. Please refer to Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.
Enterasys Response:
We respectfully advise the Staff that we do not believe that the proposed merger constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3, or that the Gores/Tennenbaum Group (either directly or through Parent or Acquisition), or the executive officers or members of senior management who will be granted a relatively small amount of equity securities of Parent

Barbara C. Jacobs, Esq., Assistant Director	- 2 -	December 29, 2005
(the “Management Participants”), are affiliates of Enterasys. Accordingly, we do not believe that the Gores/Tennenbaum Group, Parent, Acquisition or the Management Participants should be Schedule 13E-3 filing persons in connection with the transaction.
Rule 13e-3 defines a “Rule 13e-3 Transaction” as a “purchase of any equity security by the issuer or an affiliate of such issuer.” The rule defines an “affiliate” of the issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. We note that the element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. We do not believe that the facts and circumstances of the current situation are sufficient to properly characterize the Gores/Tennenbaum Group, Parent or Acquisition as an “affiliate” of Enterasys such that the transaction would constitute a “Rule 13e-3 Transaction.”
First, we do not believe that the Gores/Tennenbaum Group are affiliates of Enterasys, either directly or through Parent or Acquisition. Neither the Gores/Tennenbaum Group, Parent nor Acquisition (i) own any Enterasys equity securities, (ii) have any representation on the Enterasys board of directors (or the right to appoint any representatives to the board), or (iii) any other commercial relationship that is indicative of control of, or common control with, Enterasys. Further, as described under the “Background of the Merger” section in the preliminary proxy statement, a Special Committee of independent, disinterested directors of Enterasys was formed to investigate and evaluate any strategic transactions. Under the direction of the Special Committee, Enterasys conducted an extensive private auction process in which it contacted over 45 separate parties, and engaged in meaningful discussions with several competing bidders, resulting in the Gores/Tennenbaum final offer of $13.92 per share.
Further, we do not believe that the Gores/Tennenbaum Group, Parent or Acquisition should be considered an affiliate of Enterasys because of any relationship with the Management Participants. As described in Section II.D.3 of the Division of Corporate Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”), the key question is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. As an initial matter, we do not believe that Mr. Aslett, nor any other member of the Management Participants can be fairly said to control Parent or Acquisition, or that Parent or Acquisition are under common control with Enterasys. We recognize that the staff has taken the position that members of senior management of an issuer engaged in a going-private transaction may incur a Schedule 13E-3 filing obligation where the going-private transaction will be effected through a merger of the issuer into a purchaser (or its acquisition subsidiary) even though management’s involvement in the negotiations is limited to each manager’s future employment and/or equity participation in the surviving corporation and the issuer has established a special committee to negotiate all other terms of the transaction.

Barbara C. Jacobs, Esq., Assistant Director	- 3 -	December 29, 2005
As clearly stated in the Outline, “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company ....” [Emphasis added] As described in the preliminary proxy statement, neither Mr. Aslett, nor the Management Participants as a whole, will hold a “material” amount of voting equity in Parent. At closing, Mr. Aslett will hold voting securities equal to approximately 0.53% of Parent’s total voting equity securities. Mr. Aslett will also hold non-voting equity securities equal to approximately 3.5% of Parent’s fully-diluted equity. While Mr. Aslett is expected to serve on Parent’s board of directors, representatives of the Gores/Tennenbaum Group have informed us that the Parent’s board of directors is expected to consist of nine members, at least seven of whom are expected to be representatives of Gores/Tennenbaum (Mr. Aslett will not be one of those representatives). Accordingly, we do not believe that Mr. Aslett will be in a position to “control” Enterasys after the closing through a meaningful voting equity position in Parent or as a result of his position as a director of Parent.
No other member of the Management Participants will become a member of Parent’s board of directors. Further, the other Management Participants as a group will hold voting securities equal to only approximately 1.41% of Parent’s total voting equity securities, and no single member of the Management Participants (other then Mr. Aslett) will hold voting securities in an amount greater than 0.24% of Parent’s total voting equity securities. Management Participants (other than Mr. Aslett) will also hold non-voting securities equal to approximately 6.5% of Parent’s total fully-diluted equity securities. The Management Participants are not expected to acquire any other securities of Parent in connection with the transaction. While Parent does intend to establish a stock option program, neither Mr. Aslett, nor other Management Participants will be entitled to participate in such a program.
In addition, while each Management Participant will be involved in corporate affairs or manage designated corporate areas or operations, each such Management Participant will be subject to the ultimate direction of the board of directors, which will be controlled by representatives of the Gores/Tennenbaum Group, and will have a strictly defined and limited area of responsibility with respect to Parent and Enterasys. Furthermore, no agreements or other bases exist through which the Management Participants have acted or will act as a “group” with respect to the management of Parent or Enterasys. Accordingly, no such Management Participant has or will have the ability, through his position individually or as a member of a management group, to direct or cause the direction of the management and policies of Parent or Enterasys.
We therefore respectfully submit that Rule 13e-3 does not require the Gores/Tennenbaum Group or the Management Participants to be treated as Schedule 13E-3 filing persons.

Barbara C. Jacobs, Esq., Assistant Director	- 4 -	December 29, 2005
Any questions or comments on our responses should be directed either to David A. Fine (617-951-7473) or Denali A. Kemppel (617-951-7041).
Best regards,
/s/ DAVID A. FINE
David A. Fine

cc:	Daniel Lee, Esq.
Anne Nguyen, Esq.
Gerald M. Haines, II, Esq.
James Loss, Esq.